3Com Corporation

August 31, 1993
First Quarter Report


To Our Shareholders

For the quarter ended August 31, 1993, we are pleased to report continuing progress toward an improved financial operating model. Net income of $26.1 million ($.80 per share) reflected record earnings from operations of $13.4 million ($.41 per share). Also included in net income were $1.2 million ($.04 per share) resulting from retroactive changes in the tax laws and an $11.5 million ($.35 per share) gain on the sale of shares in Madge N.V. We believe these results are tangible evidence that our global data networking strategy is working, our customer relationships continue to strengthen worldwide, and our operations continue to gain efficiency.

  Orders and sales increased 20% from the prior year to $157.0 million and $162.1 million, respectively, reflecting strength in all key product platforms. Our systems business (internetworking and hubs) grew 20% year-over-year to $58.1 million, and our adapter business increased 25% from last year to $92.7 million. Geographically, sales in the Americas, Europe, and Intercontinental region accounted for 56%, 35%, and 9% of total sales, respectively.

  Sales of products introduced in the last 12 months were 52% of total sales, reflecting market acceptance of our new products, including LinkBuilder stackable hubs, EtherLink III Parallel Tasking-TM and TokenLink III adapters, and NETBuilder II and Boundary Routing-TM System Architecture internetworking platforms. Additionally, we began shipping our LinkBuilder MSH and LinkBuilder FDDI chassis hubs for Ethernet, Token Ring and FDDI environments. Early in the quarter, the NETBuilder II router was awarded Communications Week's Mixed-LAN Max Award for achieving the first-ever perfect score in processing multi-protocol data traffic.

  In July, we introduced our High Performance Scalable Networking strategy. This comprehensive blueprint of the future of data networks allows customers to incrementally increase the bandwidth and reduce the complexity of their networks using hub and internetworking platforms available from 3Com today. We also announced a strategic alliance with Fore Systems, a leader in ATM (asynchronous transfer mode) technology, to incorporate ATM switching in our connectivity systems. Additionally, we extended our partnership with Novell, Inc. to ensure interoperability of our complementary router technologies. Further, we were the first to demonstrate 100 Mbps Fast Ethernet technology and we also introduced the first applications of our new Transcend-TM network management architecture, a unique management scheme that manages complete, logical connectivity systems rather than single devices.

  At our September annual meeting of shareholders, Jean-Louis Gassee, Jack L. Hancock, Stephen C. Johnson, and William F. Zuendt were elected to two-year board terms. Additionally, we acknowledge the many contributions of former Chairman L. William Krause who, after more than 12 years of service to 3Com, has decided not to seek re-election to the Board. Shareholders also approved a 1.5 million share reserve increase under the company's 1983 Stock Option Plan and ratified the appointment of Deloitte & Touche as the company's independent public accountants for the 1994 fiscal year.

  The industry is shifting its focus from point products to comprehensive connectivity systems and solutions. We are leading this trend and are, we believe, positioned to further increase our market share and improve our operating results. On behalf of all 1,995 3Com employees, we thank you for your continued support.

Eric A. Benhamou
President and CEO

Consolidated Statements of Income
				  Quarter Ended August 31,
					1993          1992
in thousands, except per share data (unaudited)

Sales                               $162,091      $135,617

Costs and Expenses:
  Cost of sales                       81,676        74,133
  Sales and marketing                 35,455        29,158
  Research and development            15,878        15,703
  General and administrative           8,204         8,333

  Total                              141,213       127,327

Operating income                      20,878         8,290
Gain on sale of investment            17,746             -
Other income (expense)-net             (320)          460

Income before taxes                   38,304          8,750
Income tax provision                  12,190          2,900

Net income                         $  26,114      $   5,850

Earnings per share                     $0.80          $0.20

Shares used in computing
  per share amount                    32,656         29,954



Consolidated Balance Sheet
				   Quarter Ended August 31,
				      1993            1992
in thousands, except per share data (unaudited)

Assets

Current Assets:
  Cash, cash equivalents and
    temporary cash investments      $145,298      $  76,893
  Trade receivables                   84,911         72,622
  Inventories                         63,331         55,639
  Other                               27,283         31,766

Total current assets                 320,823        236,920
Property and equipment-net            55,517         57,093
Other assets                           7,438         11,235

Total                               $383,778       $305,248

Liabilities and Shareholders' Equity
Current Liabilities:
  Notes payable                    $       -       $  8,336
  Accounts payable and accruals       89,248         75,683
  Accrued restructuring costs          3,321          7,941
  Income taxes payable                20,184          5,171
  Current portion of long-term
    obligations                          191            317

Total current liabilities            112,944         97,448

Long-term obligations                    456          1,401
Accrued restructuring
  costs-noncurrent                       524          2,518

Shareholders' Equity:
  Common stock                       153,921        126,697
  Unamortized restricted stock
    grants and notes receivable
    from sale of common stock             -            (112)
  Retained earnings                  116,256         73,363
  Accumulated translation adjustments   (323)         3,933

Total shareholders' equity           269,854        203,881

Total                               $383,778       $305,248